SCHEDULE 14A
                                 (RULE 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO. ___)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X]Preliminary Proxy Statement                  [ ]Confidential, for Use of the
[ ]Definitive Proxy Statement                      Commission Only (as permitted
[ ]Definitive Additional Materials                 by Rule 14a-6(e)(2))
[ ]Soliciting Material Under Rule 14a-12

                           WHG Bancshares Corporation
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                 Gary R. Dowell
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment  of Filing Fee (Check the appropriate box): No fee required.
[x]   No fee required.
[ ]   Fee  computed on table below per  Exchange  Act Rules  14a-6(i)(1)  and
      0-11.

      1.  Title of each class of securities to which transaction applies:

         -----------------------------------------------------------------------

      2. Aggregate number of securities to which transaction applies:

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      3. Per  unit  price  or other  underlying  value  of  transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

         -----------------------------------------------------------------------

      4. Proposed maximum aggregate value of transaction:

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      5. Total fee paid:

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[ ]   Fee paid previously with preliminary materials:___________________________

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1. Amount Previously Paid:

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      4. Date Filed:

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


                                                              PRELIMINARY COPIES



                                 Gary R. Dowell
                                1720 Content Lane
                          Reisterstown, Maryland 21136


                                January __, 2002


To My Fellow Shareholders of WHG Bancshares Corporation:

     My name is Gary Dowell and I am writing to solicit your vote for the election of my slate of nominees for director at the upcoming annual meeting of stockholders of WHG Bancshares Corporation (the "Company"). I currently beneficially own 67,000 shares of Company common stock, which, excluding management stock options, makes me the Company's second largest stockholder with 5.21% of the Company's outstanding stock.

     I believe that it is in the best interests of all the stockholders that my slate of nominees be elected as directors of the Company. Simply put, I believe that my slate of nominees is better qualified than the Company's incumbent directors to maximize the value of the Company's stock for all stockholders. Let me explain why I believe this.

     o The Company's performance has been extremely poor. The Company's annual return on average equity ranged from 2.48% to 5.30% during fiscal years 1997 through 2001. During those years annual return on average assets ranged from .25% to .77%. Under both these measures, fiscal year 2001 was the Company's worst performance since it became a public company.


     o I have the experience and track record to improve the Company's performance. I am the past President and Chief Executive Officer of Reisterstown Federal Savings Bank and have more than 24 years of banking experience in the same market area in which the Company competes. Based on information I obtained from the FDIC's web site, http//www.fdic.gov, during the years ended December 31, 1992 through 1996, Reisterstown Federal's return on assets ranged from 1.25% to 3.14%, and its return on equity ranged from 11.69% to 30.18%.


     o I am a Maryland native. I know the Baltimore banking market and know what it takes to succeed here.

     o We need fresh ideas from our directors. There has not been a new Board member since 1982. Moreover, two of our eight directors have been on the Board since 1947 and a third joined the Board in 1953. It's time for a change.


     I believe the Board's actions show a pattern of enriching the Company's Board members and management at the expenses of all shareholders, while at the same time generating poor shareholder returns.


     I also want you to know that it is not my preference to engage in a costly and distracting proxy contest with the incumbent directors. Far from it. Since April of this year, when I first acquired ownership of more than 5% of the Company's stock, I have sought a meeting with the Board to discuss my ideas for improving the Company's returns and to pursue my appointment as a director on a friendly basis. However, the Board of Directors has steadfastly refused to so much as meet with me. I have even offered to drop my proxy contest if they would appoint me to the Board, but still they will not meet with me. If they are unwilling to even meet with me once, it is clear to me that any ideas I can offer to the Board will not be heard. To pursue my efforts to enhance stockholder value for all the stockholders, I feel my only option at this point is to pursue this proxy contest.

     I ask for your support in my efforts. Please read my proxy statement. If you support what I am trying to achieve, then sign the enclosed WHITE proxy card and return it in the enclosed postage-paid return envelope. If you have any questions I would be happy to speak to each and every stockholder about my plans to enhance stockholder value. You may call me at (410) 833-9111 or you may call D.F. King & Co., Inc. at (__) ___-______. Thank you for your consideration.

                                 Sincerely,


                                 Gary R. Dowell

                           WHG BANCSHARES CORPORATION
                          ____________________________

                       2001 ANNUAL MEETING OF SHAREHOLDERS
                          ____________________________

                        PROXY STATEMENT OF GARY R. DOWELL
                          ____________________________

                                IN OPPOSITION TO
                  THE MANAGEMENT OF WHG BANCSHARES CORPORATION
                          ____________________________

                     WHY YOU WERE SENT THIS PROXY STATEMENT


     This Proxy Statement and accompanying WHITE proxy card are being furnished to holders (the "Shareholders") of the common stock, par value $.01 per share (the "Common Stock"), of WHG Bancshares Corporation, a Maryland corporation (the "Company"), the holding Company for Heritage Savings Bank, F.S.B. (the "Bank"), in connection with the solicitation of proxies (the "Proxy Solicitation") by Gary R. Dowell. The Company has not fixed the date, time and place of the Annual Meeting of Shareholders (the "Annual Meeting"). The Company's proxy statement for the Annual Meeting, when it becomes available, will contain the date, time and place of the Annual Meeting. We will notify you of this information by a further mailing when we learn it. Shareholders who own the Common Stock on ____________, 2002 ("Annual Meeting Record Date") will be entitled to vote. The Company's principal executive offices are located at1505 York Road, Lutherville, Maryland 21093.


     At the Annual Meeting, we anticipate that the Company will be seeking the election of three directors for a term of three years, or until their successors have been elected and qualified.

     As of the date of this Proxy Statement, I beneficially own an aggregate of 67,000 shares of Common Stock and is the Company's second largest shareholder. I have nominated and seek to elect three candidates, Gary R. Dowell, Morris A. Wise and Laurens MacLure, Jr. (the "Dowell Nominees"), to the Company's Board of Directors (the "Board"). My solicitation of votes is in opposition to the directors nominated for election by management. I believe the election of the Dowell Nominees will send a strong message to the Company and to management. I also believe that if the Dowell Nominees are elected to the Board of Directors, they will be able to encourage the Company to take steps to increase shareholder value and to monitor closely management's progress with respect to enhancing shareholder value. However, there can be no assurance that the election of the Dowell Nominees will result in maximizing shareholder value.


     At this time, I am soliciting proxies for two of the Dowell Nominees,  Gary
R. Dowell and Morris A. Wise. However, the enclosed WHITE proxy card grants authority to Gary R. Dowell to vote your shares for the election of my third nominee, Laurens MacLure, Jr., in the event, and only in the event, that at or prior to the Annual Meeting the Board of Directors increases the size of the Board to ten or more members and nominates five or more candidates for election as directors at the Annual Meeting. If, however, at or prior to the Annual Meeting the Board of Directors does not increase the size of the Board to ten or more members and nominate five or more candidates for election as directors at the Annual Meeting then I will not be authorized to vote your shares for the election of Laurens MacLure, Jr., even if you voted FOR the election of Laurens MacLure, Jr., but would vote your shares for the election of Gary R. Dowell and Morris A. Wise or as otherwise directed by you. Shareholders who attend the Annual Meeting and vote in person will be able to vote for all three of the Dowell Nominees.

     If you return the enclosed WHITE PROXY CARD, your vote will only count for two of my nominees, Gary R. Dowell and Morris A. Wise, or, if the Company acts at or before the Annual Meeting to increase the size of the Board to ten or more members and nominates five or more candidates, then your vote will only count for my three nominees, Gary R. Dowell, Morris A. Wise and Laurens MacLure, Jr. In either event, your vote will NOT count towards the election of any Company nominee and you will not be able to vote for any Company nominee. To vote for any or all of the Company's nominees, you must return the Company's proxy card, which would preclude you from voting for Gary R. Dowell and Morris A. Wise and, if applicable, Laurens MacLure, Jr., unless you attend the meeting in person. Because directors are elected by a plurality of the shares present, in person or represented by proxy, at the Annual Meeting if Gary R. Dowell and Morris A. Wise are elected as directors then it is likely that the remaining seat(s) will be filled by a Company nominee(s). There can be no assurance that any of the Company's nominees will serve as directors if any of the Dowell Nominees are elected to the Board of Directors.

         Additional information concerning Gary R. Dowell is set forth under the heading "Certain Information Regarding the Participants". This Proxy Statement and WHITE proxy card are being first mailed or furnished to Shareholders on or about January __, 2002.


     Remember, your last dated proxy is the only one that counts, so return the WHITE proxy card even if you delivered a prior proxy. I urge you not to return any proxy card sent to you by the Company. Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank or nominees, only that brokerage firm, bank or nominees can vote your shares and then only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your bank or broker or contact the person responsible for your account and give instructions for your shares to be voted for the Dowell Nominees.

     If your shares are registered in more than one name, the WHITE proxy card should be signed by all the registered owners to ensure that all shares are voted for Gary R. Dowell and Morris A. Wise.


     Please refer to the Company's proxy statement, when it becomes available, for a full description of management's proposals, the securities ownership of the Company, voting procedures, the number of shares outstanding and entitled to vote at the Annual Meeting, the background of the Company's nominees for the Board, information about the Company's officers and directors, including compensation, stock price performance, the date by which Shareholders must submit proposals for inclusion in the next Annual Meeting and any other information required by law to be disclosed. I have no independent knowledge as to the accuracy or completeness of the proxy statement that the Company's Board of Directors may furnish in connection with the Annual Meeting.


     Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if your shares have been sold after that date. The Company's proxy statement for the Annual Meeting, when it becomes available, will contain the number of shares of Common Stock outstanding as of the Annual Meeting Record Date. Each share of Common Stock is entitled to one vote at the Annual Meeting.


     The following summarizes information provided by the Company in its proxy statement for last year's annual meeting of stockholders. I have no reason to doubt that these procedures will be followed at the upcoming Annual Meeting. The Articles of Incorporation of the Company ("Articles of Incorporation") provide that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote with respect to the shares held in excess of the Limit. Beneficial ownership is determined pursuant to the definition in the Articles of Incorporation and includes shares beneficially owned by such person or any of his or her affiliates (as such terms are defined in the Articles of Incorporation), or which such person or any of his or her affiliates has the right to acquire upon the exercise of conversion rights or options and shares as to which such person or any of his or her affiliates or associates have or share investment or voting power, but neither any employee stock ownership or similar plan of the Company or any subsidiary, nor any trustee with respect thereto or any affiliate of such trustee (solely by reason of such capacity of such trustee), shall be deemed, for purposes of the Articles of Incorporation, to beneficially own any Common Stock held under any such plan. The presence in person or by proxy of at least one-third of the outstanding shares of Common Stock entitled to vote (after subtracting any shares held in excess of the Limit) is necessary to constitute a quorum at the Annual Meeting. With respect to any matter, any shares for which a broker indicates on the proxy that it does not have discretionary authority as to such shares to vote on such matter (the `Broker Non-Votes") will not be considered present for purposes of determining whether a quorum is present. In the event there are not sufficient votes for a quorum or to ratify any proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies. Directors are elected by a plurality of votes of the shares present, in person or represented by proxy, at a meeting and entitled to vote in the election of directors.

     If you have any questions or need assistance in voting your shares, please call:

                  D.F. King & Co., Inc.
                  Call Toll Free (___) ___-_____

                     MY GOAL IS TO MAXIMIZE THE VALUE OF THE
                      COMPANY'S STOCK FOR ALL SHAREHOLDERS


     I believe my fellow shareholders have the same goal of increasing shareholder value. I believe that Company management should retain an investment banking firm to establish realistic performance goals and objectives for management and evaluate if management can achieve these goals in a reasonable time. If reasonable minimum performance goals of Return Average Assets ("ROAA") of 1% and Return on Average Equity ("ROAE") of 12% cannot be achieved within a reasonable period of time then I believe the Company should be sold. The investment banking firm should evaluate the prospects of selling the Company at a premium to book value by, among other things, providing analysis, opinions or reports with respect to such sale. I have not independently performed or commissioned any such analysis, opinions or reports. I believe the Company has a fiduciary responsibility to its Shareholders to evaluate the prospects for the sale of the Company.

     If the Dowell Nominees are elected as directors of the Company they will be subject to the same fiduciary duties to Company Shareholders as other directors of the Company. The exercise of these fiduciary duties could cause the Dowell Nominees to change their views as to what is in the best interests of the Company and its Shareholders.


     I believe the only way Shareholders can be assured that my proposals receive appropriate consideration is through Board representation.

   I BELIEVE A VOTE FOR THE DOWELL NOMINEES IS A VOTE TO BEGIN THE PROCESS TO
      IMPROVE RETURNS OR SELL THE COMPANY. I BELIEVE IF A SALE IS REQUIRED
               TO MAXIMIZE SHAREHOLDER VALUE THE CURRENT BOARD AND
                        MANAGEMENT WILL OPPOSE THE SALE.

     I believe that the Board and management oppose any changes to the Company's Board. The Board has not added a new Board member since 1982, 19 years ago, even though six of the eight Board members are over 75 years of age. Refer to the Company's proxy material for additional information.


     The Company's 2001 proxy materials state, and I assume the Company's 2002 proxy materials will state the same, that the Board of the Company and the Board of its subsidiary, Heritage Savings Bank, F.S.B. (the "Bank"), are the same. As a result, there is no separate oversight or accountability for the subsidiary Board's actions. Further the Company's Board is responsible for oversight of a $160 million subsidiary that is performing significantly below acceptable rates of returns and still finds it necessary to meet only four times annually.

     I believe the Board is focused on maintaining the status quo. The Board says there is a five-year business plan, but it has been unwilling to share it with me or the Shareholders at its annual meeting for the past two years. If elected, the Dowell Nominees are committed to acting in the best interest of all shareholders and, subject to their fiduciary duties as directors of the Company, will work diligently towards increasing shareholder value, including the sale of the Company if appropriate. I believe such a sale could be advisable based on the multiples of book value and earnings per share paid in recent acquisitions of thrift institutions. While I have not retained an investment banking firm to determine a specific range of prices that could be obtained if the Company were to be sold, based on recent transactions it seems reasonable to me to expect that the price the Company might obtain in a sale would be sufficiently above book value to warrant serious consideration by the Board. In a sale, the Board would have to determine a satisfactory price, which could be either in the form of cash or stock or a combination of cash and stock. Such a sale would also have to be submitted to the Shareholders for their vote and approval.


     Each shareholder should be aware that in the present election I am seeking to elect three directors to the Board. I believe the Dowell Nominees' presence on the Board, and the action of the shareholders in electing them to the Board, will send a strong message to the Company and the remaining directors regarding the desire of the

Shareholders to maximize shareholder value. If elected, the Dowell Nominees will be able to closely monitor management's progress with respect to enhancing shareholder value from their position on the Board.


     Shareholders should also be aware that this election has nothing to do with the election of directors to the Bank, the wholly owned banking subsidiary of the Company. The present directors of the Company, even if the Dowell Nominees win this election, will still be able to appoint the Board of Directors of the Bank, including the Company's nominees, even if they lose the election. The Dowell Nominees would hope to be appointed to the Bank's Board of Directors since it has been the practice of the Company for the same Board to serve both the Company and the Bank.



   I BELIEVE THE CURRENT BOARD OF DIRECTORS HAS NOT SHOWN AN ABILITY TO MANAGE
             THE COMPANY EFFECTIVELY OR TO TAKE THE AGGRESSIVE STEPS
                    NECESSARY TO MAXIMIZE SHAREHOLDER VALUE.


     The current Board has been in place since 1982, more than 19 years. Two directors have been on the Board since before 1947, more than 54 years, and a third director joined the Board in 1953. Mrs. Stewart, the Company's President and Chief Executive Officer, has been employed by the Bank since 1953. In 1995, Mrs. Stewart was appointed Chief Executive Officer of the Bank. In 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and consummated the formation of a new holding company, WHG Bancshares Corporation, of which the Bank is a wholly owned subsidiary. Since the time the Company converted to a stock company with Mrs. Stewart as its President and Chief Executive Officer the Company's performance has been less than acceptable. Since 1997, the Company's first full year of operations as a stock company, its subsidiary Bank has produced returns on average assets and average equity well below the national average for savings institutions having assets between $100 million and $300 million. I believe ROAE and ROAA are two of the best and most basic standards by which to measure how profitably shareholder capital is employed by management and therefore to judge a thrift's performance. The Company's ROAE and ROAA are both below 1997 levels of returns, are at the lowest returns since becoming a public company and are approximately 46.8% below last year's poor performance. The table below list the Company's annual ROAE and ROAA.


                  Fiscal Year               ROAE(1)           ROAA(1)
                  -----------               -------           -------

                  1997                       3.49%             .77%
                  1998                       3.46              .57
                  1999                       4.66              .50
                  2000                       5.30              .51
                  2001                       2.48              .25
     ---------------
     (1) As reported in the Company's Annual Report or press releases.

     I believe the Board continues to ignore its poor performance and has not been and is unwilling to make the necessary changes that would increase shareholder value. In fact, the Board continues to reward themselves and management with increased benefits.


     (1) During fiscal year 2001, the Board approved a 6% salary increase for Mrs. Stewart, which is in addition to a 13% increase in 2000 and a 10% increase in 1999.(1) Both of these increases are well above any cost of living indexes for these periods and certainly cannot be performance related.
     (2) In addition to the salary increases Mrs. Stewart also received increased bonus, other compensation and additional stock options.(1) These increases also cannot be performance related.
     (3) The Board approved a change in control severance plan, which will pay Board members 18 months of board fees if they leave the board within 18 months following a change in control of the Company. This plan could cost shareholders $144,000 assuming the current monthly Board fees of $1,000 per director. (1)
     (4) In November 2000, the Board adopted a stock option plan, which was ratified at the 2001 annual meeting. The plan barely passed with 42% of shareholders voting against the plan. The plan authorized the issuance of options to acquire up to 109,000 shares of common stock, of which

          25,000 shares were granted and exercisable on the date of grant to Mrs. Stewart and Mr. Lufburrow and 4,950 shares were granted to each non-executive Director exercisable 33-1/3% each year for 3 years.(1) While providing a benefit to the insiders who receive stock options, this plan has a dilutive effect on the value of the stock owned by all the other stockholders, which in my opinion does not provide a commensurate benefit to the Company or its performance.
     (5) In 2000 the Board also approved a change in control agreement for three executives, which will pay two times each employee's cash compensation paid by the Bank during the one-year period prior to the date of termination of employment. (1)

____________
(1) Based on information provided in the Company's Annual Report on Form 10-K for the year ended September 30, 2001 and proxy materials for last year's annual meeting of stockholders.

     All of the actions above show a pattern of enriching the Company's Board members and management at the expense of all shareholders, while at the same time generating poor shareholder returns.



                         ELECTION OF THE DOWELL NOMINEES

     The Board currently consists of eight members. Three seats on the Board are up for election at the Annual Meeting. At the Annual Meeting, Gary R. Dowell has nominated and will seek to elect Messrs. Gary R. Dowell, Morris A Wise and Laurens MacLure, Jr., who have consented to being named in this Proxy Statement and to serving as directors on the Board if elected, to fill the open director seats, in opposition to the Company's nominees. The election of Mr. Dowell, Mr. Wise and Mr. MacLure requires the affirmative vote of a plurality of the votes cast. If elected, Mr. Dowell, Mr. Wise and Mr. MacLure would each be entitled to serve a three-year term. Mr. Dowell, Mr. Wise and Mr. MacLure are Maryland residents. I believe they would be strong additions to the Board.


     At this time, I am soliciting proxies for two of the Dowell Nominees,  Gary
R. Dowell and Morris A. Wise. However, the enclosed WHITE proxy card grants authority to Gary R. Dowell to vote your shares for the election of my third nominee, Laurens MacLure, Jr., in the event, and only in the event, that at or prior to the Annual Meeting the Board of Directors increases the size of the Board to ten or more members and nominates five or more candidates for election as directors at the Annual Meeting. If, however, at or prior to the Annual Meeting the Board of Directors does not increase the size of the Board to ten or more members and nominate five or more candidates for election as directors at the Annual Meeting then I will not be authorized to vote your shares for the election of Laurens MacLure, Jr., even if you voted FOR the election of Laurens MacLure, Jr., but would vote your shares for the election of Gary R. Dowell and Morris A. Wise or as otherwise directed by you. Shareholders who attend the Annual Meeting and vote in person will be able to vote for all three of the Dowell Nominees.



     If you return the enclosed WHITE PROXY CARD, your vote will only count for two of my nominees, Gary R. Dowell and Morris A. Wise, or, if the Company acts at or before the Annual Meeting to increase the size of the Board to ten or more members and nominates five or more candidates, then your vote will only count for my three nominees, Gary R. Dowell, Morris A. Wise and Laurens MacLure, Jr. In either event, your vote will NOT count towards the election of any Company nominee and you will not be able to vote for any Company nominee. To vote for any or all of the Company's nominees, you must return the Company's proxy card, which would preclude you from voting for Gary R. Dowell and Morris A. Wise and, if applicable, Laurens MacLure, Jr., unless you attend the meeting in person. Because directors are elected by a plurality of the shares present, in person or represented by proxy, at the Annual Meeting if Gary R. Dowell and Morris A. Wise are elected as directors then it is likely that the remaining seat(s) will be filled by a Company nominee(s). There can be no assurance that any of the Company's nominees will serve as directors if any of the Dowell Nominees are elected to the Board of Directors.



                                 GARY R. DOWELL


     Gary R. Dowell is the past President and Chief Executive Officer of Reisterstown Federal Savings Bank ("RFSB") and has more than 24 years of experience in banking. He holds a B.S. accounting degree from the University of Baltimore.

     Mr. Dowell is an active community leader and currently holds positions as Chairman of the Northwest Hospital Center and has been a Board member since 1994. He has been a Board member of the Lifebridge Health System since its formation in 1998, Chairman of the Audit and Compliance Committee for the Lifebridge Health System since 1998 and Trustee and Treasure of The Hannah More Foundation, Inc. since 1996. Mr. Dowell also served as Trustee and Treasurer of The Hannah More School from 1994-2000 and as a Member of the Jemicy School Development Committee from 1994-1998.

     Mr. Dowell is 54 years old and resides at 1720 Content Lane, Reisterstown, MD 21136, which is located in Baltimore County, Maryland the same county as WHGB's principal office.

     Prior to retiring from RFSB, Mr. Dowell was a competitor of WHGB for 24 years and operated its principal office approximately 20 miles from WHGB principal office, therefore he is very familiar with WHGB operations including products, pricing, management, etc.


                                 MORRIS A. WISE

     Morris A. Wise served as Senior Vice President and Market Manager for Business Banking at Signet Bank from 1995 though February 1998. Prior to that he held a number of management positions responsible for Private Banking, Branch Administration and Retail Credit Administration. Mr. Wise began his career with Signet Bank (previously Union Trust Bank) in 1962. Mr. Wise holds a MLA and BA degrees from John Hopkins University and is a graduate of the Stunier Graduate School of Banking. Mr. Wise has been retired since February 1998.

     Mr. Wise serves on the Board of Lifebridge Health System, Northwest Hospital Center and the Liberty Road Business Association. He is Chairman of the Northwest Hospital Center Foundation and Financial Advisor to Stevenson Village Condominium Association.

     Mr. Wise is 59 years old and resides in Baltimore, Maryland, which is located in Baltimore County, Maryland.


                              LAURENS MACLURE, JR.

     Laurens MacLure, Jr. is Vice President, General Counsel and Corporate Secretary of RWD Technologies, Inc. (Nasdaq: RWDT), in Columbia, MD, where he has been employed since 1999. Prior to joining RWD, Mr. MacLure was employed by Pioneer EyeCare, Inc. as Vice President and General Counsel from 1997 to 1999. From 1984 to 1997, Mr. MacLure served in a variety of legal positions with PHH Corporation, most recently as Senior Vice President and General Counsel of PHH Vehicle Management Services. Prior thereto, Mr. MacLure was in private legal practice from 1981 to 1984. Mr. MacLure received his bachelor's degree in economics from Bucknell University and his J.D. from the University of Maryland.

     Mr. MacLure has been active in the community. He is currently President of the Hunt Cup Hill Community Association. He was a member of the Board of Directors of The Hannah More School from 1994 to 2001 and served as Chairman from 1999 to 2001. Mr. MacLure also served on the Board of Directors of Literacy Works, Inc. from 1994 to 1999.

     Mr. MacLure is 45 years old and resides in Reisterstown, Maryland, which is located in Baltimore County, Maryland. Mr. MacLure's business address is RWD Technologies, Inc., 1040 Little Patuxent Parkway, Columbia, Maryland 21044.

                 CERTAIN INFORMATION REGARDING THE PARTICIPANTS

     Except as described herein, neither Mr. Dowell nor any of the Dowell Nominees is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

     Except as described herein, there are no material proceedings to which Mr. Dowell, the other Dowell Nominees, or any associate of any Dowell Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, neither Mr. Dowell, the Dowell Nominees, nor any associate of any Dowell Nominee has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company, or with respect to the Dowell Nominees, as nominees for directors. Except as described herein, neither Mr. Dowell, the Dowell Nominees nor any associate of any Dowell Nominee
(1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction to which the Company or any of its subsidiaries was or is a party; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof. Mr. Wise's son, Jerold S. Wise, has a residential mortgage loan outstanding from the Bank. To the knowledge of Mr. Wise, such loan was made in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

     Neither Mr. Dowell, the Dowell Nominees nor any associate of the Dowell Nominees has, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additional information concerning Mr. Dowell and the other Dowell Nominees, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendix A hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.


                                  OTHER MATTERS

     I anticipate that the Company's proxy statement, when it becomes available, will contain information regarding (1) securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all committees thereof; (4) the background of the Company's nominees for the Board; (5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance;
(7) voting procedures, including the share vote required for approval or election, at the Annual Meeting and (8) the submission of shareholder proposals at the Company's 2002 annual meeting of shareholders. I have no knowledge of the accuracy of the Company's disclosures in its proxy materials.

                             SOLICITATION; EXPENSES

     Proxies may be solicited by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual Shareholders by Gary R. Dowell and employees of D.F. King & Co., Inc. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward Mr. Dowell's solicitation material to their customers for whom they hold shares, and Mr. Dowell will reimburse them for their reasonable out-of-pocket expenses. Mr. Dowell has retained D.F. King & Co., Inc. to assist in the solicitation of proxies and for related services. Mr. Dowell will pay D.F. King & Co., Inc. a fee of up to $25,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, Mr. Dowell has agreed to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately 25 persons will be used by D.F. King & Co., Inc. in its solicitation efforts. The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Gary R. Dowell.

     Although no precise estimate can be made at the present time, I currently estimate that the total expenditures relating to my proxy solicitation will be approximately $85,000, of which approximately $40,000 has been incurred to date. I intend to seek reimbursement from the Company for those expenses I incur in connection with this proxy solicitation, as well as all expenses I have incurred since the filing of my initial Schedule 13D in relation to the Company if the Dowell Nominees are elected, but I do not intend to submit the question of such reimbursement to a vote of the Shareholders. The total of such costs is estimated to be between $90,000 to $120,000, of which approximately $50,000 has been incurred to date.

                        VOTING AND REVOCATION OF PROXIES

     For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to Gary R. Dowell, c/o D.F. King & Co., Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Dowell Nominees, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. If you later vote on the Company's proxy card (even if it is to withhold authority to vote for the Company's nominees ), you will revoke your previous vote for the Dowell Nominees. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

     Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to Gary R. Dowell; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

     Although a revocation will be effective if delivered only to the Company, I request that either the original or a copy of all revocations be mailed to Gary
R. Dowell c/o D.F. King & Co., Inc. at the address set forth on the back page of this Proxy Statement, so that I will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Dowell Nominees as directors have been received. I may contact shareholders who have revoked their proxies.

     Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Dowell Nominees or withhold authority to vote for the Dowell Nominees by marking the proper box on the WHITE proxy card.

     Except as set forth in this Proxy Statement, I am not aware of any other matter to be considered at the Annual Meeting. The person named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting. The proxy may exercise discretionary authority only as to matters unknown to Gary R. Dowell a reasonable time before this proxy solicitation.

     The enclosed WHITE proxy card grants discretionary authority to Gary R. Dowell to vote your shares for the election of my third nominee, Laurens MacLure, Jr., in the event, and only in the event, that at or prior to the Annual Meeting the Board of Directors increases the Board by two or more members and nominates five or more candidates for election as directors at the Annual Meeting. If, however, at or prior to the Annual Meeting the Board of Directors does not increase the Board by two or more members or nominate five or more candidates for election as directors at the Annual Meeting then I will not be permitted discretion to vote your shares for the election of Laurens MacLure, Jr., but instead would vote your shares for the election of Gary R. Dowell and Morris A. Wise or as otherwise directed by you. Shareholders who attend the Annual Meeting and vote in person will be able to vote for all three of the Dowell Nominees.

     If your shares are held in the name of a brokerage firm, bank or nominees, only such brokerage firm, bank or nominees can vote such shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the WHITE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or WHITE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank or nominees on the Annual Meeting Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED.

     Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you later sell your shares. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

     I believe that it is in your best interest to elect the Dowell Nominees as a director at the Annual Meeting. I STRONGLY RECOMMEND A VOTE FOR THE DOWELL NOMINEES.


                                 GARY R. DOWELL

                              I M P O R T A N T !!!

     If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the WHITE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or WHITE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

     If you have any questions, or need further assistance, please call Gary R. Dowell at 410-833-9111, or my proxy solicitor: D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, at (___)-___-____.

                                   APPENDIX A

                        Transactions in the Common Stock

     The following transactions are the only transactions in the Common Stock during the past two years by Gary R. Dowell, or any other Dowell Nominee or any affiliate thereof:

GARY R. DOWELL
--------------

DATE                           NUMBER OF SHARES PURCHASED
----                           --------------------------

5/24/00                                   1,000
6/16/00                                   1,000
6/29/00                                     170
7/13/00                                     500
7/14/00                                     150
7/17/00                                     700
7/21/00                                   2,500
8/1/00                                    1,400
8/3/00                                      700
8/8/00                                      200
8/21/00                                     800
8/24/00                                     100
8/29/00                                     500
9/25/00                                   1,000
10/4/00                                   8,000
10/6/00                                   2,000
10/25/00                                    200
10/26/00                                    800
11/13/00                                  1,280
11/17/00                                  1,000
11/20/00                                    500
11/28/00                                    300
12/4/00                                   4,500
12/18/00                                  2,000
12/21/00                                  2,000
12/28/00                                  1,000
2/12/01                                   7,300
2/20/01                                     700
2/22/01                                     700
2/23/01                                   1,000
2/26/01                                   1,900
3/19/01                                     100
3/20/01                                     100
3/21/01                                     800
3/27/01                                     400
3/28/01                                     600
3/30/01                                     400

GARY R. AND JANET M. DOWELL
---------------------------

DATE                           NUMBER OF SHARES PURCHASED
----                           --------------------------

3/17/00                                     300
9/27/00                                   1,000
10/19/00                                  3,000
11/02/00                                  1,000
12/12/00                                      1
12/19/00                                    999
01/01/01                                  1,000
01/08/01                                  1,000
1/09/01                                   1,000
4/18/01                                   4,300


LIBERTY FINANCIAL GROUP, INC.
-----------------------------

DATE                           NUMBER OF SHARES PURCHASED
----                           --------------------------

5/31/01                                   1,000
8/15/01                                   1,000


     The total number of shares of Common Stock beneficially owned by Gary R. Dowell is 67,000, approximately 5.21% of the Company's total shares outstanding. The amount of funds expended to date by Liberty Financial Group, Inc. to acquire the 2,000 shares of Common Stock it holds in its name is $22,370. Such funds were provided from its working capital. Gary R. Dowell is the sole director of Liberty Financial Group, Inc.

     The amount of funds expended to date by Gary R. Dowell to acquire the 51,300 shares of Common Stock he holds in his name is $455,531. Such funds were provided from his personal funds.

     The amount of funds expended to date by Gary R. Dowell and Janet M. Dowell to acquire the 13,700 shares of Common Stock they hold in their names is $126,067. Such funds were provided from their personal funds.

         Mr. Morris A. Wise beneficially owns 100 shares of Common Stock, which he purchased on November 6, 2001. The amount of funds he expended to acquire such shares was $1,206, which was provided from his personal funds.

     Mr. Laurens MacLure, Jr. beneficially owns 100 shares of Common Stock, which he purchased on November 8, 2001. The amount of funds he expended to acquire such shares was $1,215, which was provided from his personal funds.

     Neither Mr. Dowell, Mr. Wise nor Mr. MacLure is required to file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

                   [TO APPEAR ON REVERSE OF PROXY STATEMENT.]


         Please mail all WHITE proxy cards to the following address:

                           Mr. Gary R. Dowell
                           c/o D.F. King & Co., Inc.
                           77 Water Street
                           New York, NY  10005

                           For assistance, call toll-free:
                           1(800) _________________

                                                              PRELIMINARY COPIES


                                 REVOCABLE PROXY

THIS PROXY IS SOLICITED BY GARY R. DOWELL IN OPPOSITION TO THE BOARD OF DIRECTORS OF WHG BANCSHARES CORPORATION FOR USE AT THE 2002 ANNUAL MEETING OF STOCKHOLDERS OF WHG BANCSHARES CORPORATION OR, IF DIRECTORS ARE NOT ELECTED AT THAT MEETING, THEN AT THE NEXT MEETING OF STOCKHOLDERS AT WHICH DIRECTORS ARE ELECTED

                         ANNUAL MEETING OF STOCKHOLDERS
                                ___________, 2002

     The undersigned hereby appoints Gary R. Dowell as proxy with full power of substitution, to vote in the name of and as proxy for the undersigned at the 2002 Annual Meeting of WHG Bancshares Corporation (the "Company"), or, if directors are not elected at that meeting, then at the next meeting of stockholders at which directors are elected, and at any adjournment(s) or postponement(s) thereof, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters:

                                                                                                  VOTE
                                                                                FOR              WITHHELD
                                                                                ---              --------
       1.         The election as directors of the nominees listed
                  below (except as marked to the contrary below).               [  ]              [  ]

                  Gary R.  Dowell
                  Morris A. Wise

              INSTRUCTION:  TO WITHHOLD YOUR VOTE
              FOR ANY INDIVIDUAL NOMINEE INSERT THAT NOMINEE'S
              NAME ON THE LINE PROVIDED BELOW.

              ----------------------------------------------

       2.         The election as a director of Laurens MacLure, Jr., in
                  the event, and only in the  event, that at or prior to the
                  Annual Meeting the Board of Directors increases the size
                  of the Board to ten or more members and nominates
                  five or more candidates for election as directors at the
                  Annual Meeting.  If, however, at or prior  to the Annual
                  Meeting the Board of Directors does not increase the size
                  of the Board to ten or more members and nominate five
                  or more candidates for election as directors at the Annual
                  Meeting then this proxy does not grant authority to vote
                  for the election of Laurens MacLure, Jr. even if you vote
                  FOR the election of Laurens MacLure, Jr.                      [  ]              [  ]

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.


IF YOU RETURN THIS WHITE PROXY CARD, YOUR VOTE WILL ONLY COUNT FOR TWO OF MY NOMINEES, GARY R. DOWELL AND MORRIS A. WISE, OR, IF THE COMPANY ACTS AT OR BEFORE THE ANNUAL MEETING TO INCREASE THE SIZE OF THE BOARD TO TEN OR MORE MEMBERS AND NOMINATES FIVE OR MORE CANDIDATES, THEN YOUR VOTE WILL ONLY COUNT FOR MY THREE NOMINEES, GARY R. DOWELL, MORRIS A. WISE AND LAURENS MACLURE, JR. IN EITHER EVENT, YOUR VOTE WILL NOT COUNT TOWARDS THE ELECTION OF ANY COMPANY NOMINEE AND YOU WILL NOT BE ABLE TO VOTE FOR ANY COMPANY NOMINEE. TO VOTE FOR ANY OR ALL OF THE COMPANY'S NOMINEES, YOU MUST RETURN THE COMPANY'S PROXY CARD, WHICH WOULD PRECLUDE YOU FROM VOTING FOR GARY R. DOWELL, MORRIS A. WISE, AND, IF APPLICABLE, LAURENS MACLURE, JR., UNLESS YOU ATTEND THE ANNUAL MEETING IN PERSON. BECAUSE DIRECTORS ARE ELECTED BY A PLURALITY OF THE SHARES PRESENT, IN PERSON OR REPRESENTED BY PROXY, AT THE ANNUAL MEETING IF GARY R. DOWELL AND MORRIS A. WISE AND, IF APPLICABLE, LAURENS MACLURE, JR., ARE ELECTED AS DIRECTORS THEN IT IS LIKELY THAT THE REMAINING SEAT(S) WILL BE FILLED BY A COMPANY NOMINEE(S). THERE CAN BE NO ASSURANCE THAT ANY OF THE COMPANY'S NOMINEES WILL SERVE AS DIRECTORS IF ANY OF THE DOWELL NOMINEES ARE ELECTED TO THE BOARD OF DIRECTORS.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF GARY R. DOWELL AND MORRIS A. WISE AS DIRECTORS. This proxy revokes all prior proxies given by the undersigned.


IN THEIR DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, AS PROVIDED IN THE PROXY STATEMENT PROVIDED HEREWITH. THE PROXY MAY EXERCISE DISCRETIONARY AUTHORITY ONLY AS TO MATTERS UNKNOWN TO GARY R. DOWELL A REASONABLE TIME BEFORE HIS PROXY SOLICITATION.


Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.



--------------------------------            ------------------------------------
PRINT NAME OF STOCKHOLDER                   PRINT NAME OF STOCKHOLDER




---------------------------------------     ------------------------------------
SIGNATURE OF STOCKHOLDER                    SIGNATURE OF STOCKHOLDER


               PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.